

August 20, 2009

Room 4631

Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer
Lifetime Brands, Inc.
1000 Stewart Avenue
Garden City, NY 11530

> **Re:** **Lifetime Brands, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Schedule 14A filed on April 30, 2009**
> **File No. 000-19254**

Dear Mr. Winoker:

We have reviewed your response dated July 16, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies, page 26
Goodwill, other intangibles and long-lived assets, page 27

1.   We note your response to prior comments 7 and 8 which discusses your impairment analysis of long lived assets under SFAS 144. Supplementally provide us with your SFAS 144 impairment analysis at December 31, 2008 and March 31, 2009. Considering your recent goodwill impairment charge as a result of the significant decline in the market value of your common stock and operating losses, it is still unclear how you determined that your long lived assets and other intangible assets are recoverable. We further note the proposed changes to your critical accounting policies in response to our prior comment 9. In your goodwill, other intangibles and long lived assets policy, in future filings, please disclose the assumptions you use to determine your projected undiscounted cash flows, a

>sensitivity analysis of those assumptions and disclose the headroom between the fair value and carrying value of your assets in testing your long lived assets.

Note B – Restructuring, page F-12

2. We note your response to prior comment 16 that discusses how you determined that the Pfaltzgraff closings are not discontinued operations. Please disclose, in future filings, your basis that Pfaltzgraff should not be presented as discontinued operations as you have done so in your response. Your revised disclosure should discuss the migration of customers to the internet, catalog and wholesale business and that this you believe this migration would not be insignificant. Further quantify what you mean by "significant" as this is a critical accounting estimate that supports their accounting determination that Pfalzgraff store closings are not discontinued operations.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief